Date: June 26, 2020

SHAREHOLDER SERVICES AGREEMENT

Aquila Distributors LLC (the "Distributor")
120 West 45th Street
Suite 3600
New York, NY 10036

Dear Sirs:

AQUILA MUNICIPAL TRUST, on behalf of its series AQUILA TAX-FREE TRUST OF OREGON (the "Fund") confirms its agreement with Aquila Distributors LLC (the "Distributor") with respect to the servicing of shareholder accounts.  This Agreement is entered into pursuant to the Fund's Shareholder Services Plan dated as of June 26, 2020; such Shareholder Services Plan, in its current form and as it may subsequently be amended from time to time, is hereby incorporated by reference and referred to herein as “the Plan.” All terms defined in the Plan shall have the same meanings when used herein. It is understood that in the event of a conflict between any provision of this Agreement and the terms of the Plan, the Plan shall govern. Part I of this Agreement applies solely to the Level-Payment Class ("Class C"), Part II solely to the Financial Intermediary Class ("Class I") and Part III to both classes of shares.

Part I
Payments Involving Fund Assets Allocated to Level-Payment Shares

Section 1.  Compensation and Services to be Rendered

(a) The Fund will pay the Distributor an annual Service Fee in compensation for its services in connection with the servicing of shareholder accounts as contemplated by the Plan.  The Service Fee paid will be calculated daily and paid monthly by the Fund at the annual rate of .25% of the average annual net assets of the Fund represented by the Level-Payment Shares.

(b) The Service Fee will be used by the Distributor to provide compensation for ongoing servicing and/or maintenance of shareholder accounts and to cover an allocable portion of overhead and other office expenses of the Distributor and/or selected dealers related to the servicing and/or maintenance of shareholder accounts.  It is understood that compensation may be paid by the Distributor to persons, including employees of the Distributor, who respond to inquiries of Level-Payment Shareholders of the Fund regarding their ownership of shares or their accounts with the Fund or who provide other similar services not otherwise required to be provided by the Fund's investment manager, transfer agent or other agent of the Fund.

Part II
Payments Involving Fund Assets Allocated to
Financial Intermediary Shares

Section 2. Service Payments

Subject to the direction and control of the Board of Trustees as set forth in the Plan, the Fund shall make Service Payments to Qualified Recipients pursuant to instructions by the Distributor, either directly to the Distributor or, as instructed, through the Distributor or shareholder servicing agent to other Qualified Recipients. The amounts, sources and purposes of the Service Payments shall be subject to the restrictions set forth in the Plan. To the extent that Service Payments are made directly to the Distributor, the Distributor acknowledges that such payments are intended as compensation for the Distributor’s services as contemplated by the Plan and undertakes to provide such services.

Part III
General Provisions

Section 3. Reports

While this Agreement is in effect, the Distributor shall provide the reports called for in Section 6 of the Plan.

Section 4. Continuance of Agreement

This Agreement will continue in effect for a period of more than one year from the date of its effectiveness only so long as its continuance is specifically approved annually by a majority vote of both (a) the full Board of Trustees of the Fund and (b) those Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or this Agreement (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on this Agreement.

Section 5. Termination

(a) This agreement (or either of Parts I or II alone) may be terminated at any time, without the payment of any penalty, by vote of a majority of the Independent Trustees. In addition, either of Parts I or II may be terminated by a vote of a majority of the outstanding shares of the class of shares to which that part relates. Any termination permitted by this Section 5 may be effected on not more than 60 days' written notice to the Distributor.

(b) This Agreement will terminate automatically in the event of its assignment or the termination of the Plan. In the event that the Plan is terminated only with respect to one of the Level-Payment or Financial Intermediary Classes, this Agreement shall be terminated with respect to that class of shares.

Section 6. Amendments

No material amendment to this Agreement may be made unless approved by the Fund's Board of Trustees in the manner described in Section 4 above, provided, however, that in the event of an amendment of the Plan, this Agreement shall be regarded as amended to conform to such amendment of the Plan as if this Agreement has been formally so amended.

Section 7. Meaning of Certain Terms

As used in this Agreement, the terms "assignment," "interested person" and "majority of this outstanding voting securities" will be deemed to have the meaning that those terms have under the Investment Company Act of 1940, as amended (the "Act") and the rules and regulations under the Act, subject to any exemption that may be granted to the Fund under the Act by the Securities and Exchange Commission.

 Section 8. Dates

This Agreement shall be effective as of the date first written above.

A Declaration of Trust of the Trust is on file with the Secretary of the Commonwealth of Massachusetts.  The Distributor understands that the obligations of this Agreement are not binding upon any Trustee, officer or shareholder of the Fund personally, but bind only the Fund's property; the Distributor represents that it has notice of the provisions of the Declaration of Trust disclaiming shareholder liability for acts or obligations of the Fund. This Agreement has been signed and delivered on behalf of the Fund by an authorized officer of the Trust, and such execution and delivery by such officer shall not be deemed to have been made by such officer individually or to impose any liability on such officer, the trustees or the shareholders personally, but shall bind only the Fund as provided in the Declaration of Trust.

If the terms and conditions described above are in accordance with your understanding, kindly indicate your acceptance of this Agreement by signing and returning to us the enclosed copy of this Agreement.

Very truly yours,
AQUILA MUNICIPAL TRUST, on behalf of its series AQUILA TAX-FREE TRUST OF OREGON

Accepted:
AQUILA DISTRIBUTORS LLC	By:___/s/ Diana P. Herrmann _____

By:___/s/ Joseph P. DiMaggio_____